

SEC MAIL PROCESSING
RECEIVED
MAR 1 2007
WASH. D.C.
199
SECTION

SECI 07004700 SSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51748

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KUHNS BROTHERS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

558 LIME ROCK ROAD
(No. and Street)

LAKEVILLE (City) CT (State) 06039 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT DRAKE (860) 435-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & SUSSMAN, PLLC
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD (Address) LONDONDERRY (City) NH (State) 03053 (Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT DRAKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KUHNS BROTHERS SECURITIES CORPORATION, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

VICE PRESIDENT, CHIEF COMPLIANCE OFFICER

Title

JANE M. STODDARD
NOTARY PUBLIC
... COMMISSION EXPIRES APR. 30, 2008



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KUHNS BROTHERS SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2006

BRACE & SUSSMAN, PLLC
Certified Public Accountants
12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report

To the Board of Directors of
Kuhns Brothers Securities Corporation
Lakeville, CT

We have audited the accompanying statement of financial condition of Kuhns Brothers Securities Corporation (the Company) as of December 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kuhns Brothers Securities Corporation as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Sussman, PLLC

Brace & Sussman, PLLC
Certified Public Accountants
Londonderry, New Hampshire
February 27, 2007

KUHNS BROTHERS SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 22,364
Receivable from broker-dealer	1,019,564
Demand note receivable	4,438
Accounts Receivable	763
Deposit with clearing organization	25,546
Prepaid expenses	2,132
Prepaid taxes	4,891
Due from employees	3,095
Customer list, at cost less accumulated amortization of $24,250	65,750
Deferred tax asset	7,305
Equipment, at cost less accumulated depreciation of $12,197	465
Total assets	$ 1,156,313

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 16,350
Due to broker-dealer	838,377
Bank overdraft payable	12,914
Accrued payroll taxes	25,355
Accrued clearing expenses	6,705
Accrued commissions	47,675
Income taxes payable	500
Due to affiliate	5,000
Total liabilities	$ 952,876
Stockholders' equity	
Common stock, $.01 par value; authorized 100 shares, 100 issued and outstanding	$ 1
Additional paid-in capital	327,828
Retained earnings (deficit)	(124,392)
Total stockholders' equity	$ 203,437
Total liabilities and stockholders' equity	$ 1,156,313

The accompanying notes are an integral part of these financial statements.

KUHNS BROTHERS SECURITIES CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Commission income	$ 642,564
Fee income	1,094,805
Interest income	628
Total revenue	1,737,997
Expenses:	
Communications	19,131
Occupancy	85,059
Employee compensation and benefits	793,765
Consulting Expense	551,831
Regulatory and professional fees	59,635
Clearing Expense	71,947
Other expenses	95,513
Depreciation & amortization	10,457
Total expenses	1,687,338
Net income before taxes	50,659
Provision for income taxes	6,136
Net income	$ 44,523

The accompanying notes are an integral part of these financial statements.

KUHNS BROTHERS SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total
Balance at January 1, 2006	$ 1	$ 327,828	$ (133,917)	$ 193,912
Prior period adjustments		-	(34,998)	(34,998)
Net income (loss)	-	-	44,523	44,523
Balance at December 31, 2006	$ 1	$ 327,828	$ (124,392)	$ 203,437

The accompanying notes are an integral part of these financial statements.

KUHNS BROTHERS SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net income	$ 44,523
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	4,457
Amortization	6,000
Deferred taxes	3,787
Prior period adjustment to deferred taxes	(1,175)
Increase in due from broker-dealer	(954,669)
Decrease in accounts receivable	401
Decrease in demand note receivable	11,896
Decrease in prepaid expenses	2,107
Increase in prepaid taxes	(4,891)
Decrease in due from employees	1,685
Decrease in rental deposit	2,500
Increase in accounts payable	11,139
Increase in bank overdraft payable	12,914
Increase in due to broker-dealer	838,377
Increase in income taxes payable	500
Increase in accrued payroll taxes	21,158
Increase in accrued clearing expense	117
Increase in due to affiliate	5,000
Decrease in due to NASD	(10,825)
Increase in accrued commissions	19,788
Net cash provided by operating activities	$ 14,789
Cash flows from investing activities:	
Purchase of equipment	(3,714)
Cash flows from financing activities:	
None	-
Net increase (decrease) in cash	$ 11,075
Cash at the beginning of the year	11,289
Cash at end of the year	$ 22,364

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest payments	$ 840
Income tax payments	$ 240

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

KUHNS BROTHERS SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was incorporated under the laws of the State of Delaware on March 15, 1999. It serves as a Broker Dealer in securities and provider of financial services.

Revenue And Expenses
Commission revenue and related expenses are recognized on the accrual basis using the trade date method.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment
Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for 2006 was $4,457.

Compensated Absences
Compensated absences for sick pay and personal time have not been accrued since they cannot be reasonably estimated. The Company's policy is to recognize these costs when actually paid.

NOTE 2- NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's (SEC) regulations and operating guidelines, that require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $114,052 at December 31, 2006, which exceeded required net capital of $63,525 by $50,527. The ratio of aggregate indebtedness to net capital at December 31, 2006 was 835.5%.

KUHNS BROTHERS SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

NOTE 3- INCOME TAXES

There exist differences in timing of revenue and expense items between Generally Accepted Accounting Principles, the Internal Revenue Code, and the CT Tax code. Deferred income taxes summarizes these differences at the balance sheet date.

The provision for income taxes consists of the following:

	Federal	State	Total
Current	$ 1,609	$ 740	$ 2,349
Deferred	0	3,787	3,787
	$ 1,609	$4,527	$ 6,136

NOTE 4- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 5- COMMITMENTS AND CONTINGENCIES

The Company is committed to an operating lease for office space. Approximate future minimum lease payments of all noncancelable operating leases for the next five years are as follows:

2007	$101,754
2008	101,754
2009	101,754
2010	101,754
Total	$407,016

Rent expense for the year ending December 31, 2006 was $80,295.

The Company is involved in an arbitration case in which its former client World Creation Investment Ltd is alleging breach of contract and seeking damages of $259,382 plus interest and fees, 254,328 shares of Sino Gas International Holdings, Inc.(SGAS) common stock and 93,430 underwriters warrants to purchase SGAS shares. As of December 31, 2006, the Company has not recorded a provision for this matter as management intends to vigorously defend these allegations and believes payment of the damages is not probable. The Company believes, however, that any liability it may incur would not have a material adverse effect on its financial condition or its results of operations.

KUHNS BROTHERS SECURITIES CORPORATION

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2006

Total ownership equity from statement of financial condition	$ 203,437
Total nonallowable assets from statement of financial condition	(89,385)
Net capital before haircuts on securities positions	$ 114,052
Haircuts on securities	-
Net capital	$ 114,052
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 952,876
Total aggregate indebtedness	$ 952,876
Percentage of aggregate indebtedness to net capital	835.5%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 63,525
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 63,525
Excess net capital	$ 50,527
Excess net capital at 1000%	$ 18,764

KUHNS BROTHERS SECURITIES CORPORATION

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT DECEMBER 31, 2006

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED 12/31/06	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT 12/31/06
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 213,374	$ (9,937)	$ 203,437
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	90,281	(896)	89,385
Haircuts on securities	-	-	-
Total deductions	90,281	(896)	89,385
Net capital	$ 123,093	$ (9,041)	$ 114,052

SCHEDULE II

KUHNS BROTHERS SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2006

Kuhns Brothers Securities Corporation is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & SUSSMAN, PLLC

Certified Public Accountants

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910 FAX (603) 437-3676

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Kuhns Brothers Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Kuhns Brothers Securities Corporation (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Sussman, PLLC

Brace & Sussman, PLLC
Certified Public Accountants
Londonderry, New Hampshire
February 27, 2007

END